UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM 40-F

☒ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended	Commission File Number

Blue Moon Metals Inc.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada	1000	98-1903645
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

220 Bay Street, Suite 550

Toronto, Ontario, M5J 2W4 Canada

(416) 230-3440

(Address and telephone number of Registrant’s principal executive offices)

Cogency Global Inc.

122 E. 42nd Street, 18th Floor

New York, New York 10168

(800) 221-0102

(Name, address (including zip code) and telephone number (including area code) of agent for service in the
United States)

Copies to:

Mark D. Wood

Katten Muchin Rosenman LLP

525 W. Monroe Street

Chicago, IL 60661

(312) 902-5200

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	BMM	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐           No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes ☐          No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

This Amendment No. 1 amends the Registration Statement on Form 40-F of Blue Moon Metals Inc., which was filed with the United States Securities and Exchange Commission on January 16, 2026 (the “Original Registration Statement” and, including any amendments thereto, the “Registration Statement”). This Amendment No. 1 is being filed solely to include certain additional exhibits with the Registration Statement that were too large to be filed with the Original Registration Statement. Other than as expressly set forth herein, this Amendment No. 1 does not, and does not purport to, amend, update, or restate the information in any item of the Original Registration Statement or reflect any events occurring.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

BLUE MOON METALS INC.

By:	/s/ Christian Kargl-Simard
	Name:	Christian Kargl-Simard
	Title:	Chief Executive Officer and Director

Date: January 16, 2026

EXHIBIT INDEX

The following documents are being filed with the SEC as Exhibits to this Registration Statement:

Exhibit No.	Description
99.1*	Press release, filed on December 1, 2025, reporting significant development momentum on its Norwegian projects
99.2*	Interim financial statements, for the three and nine months ended September 30, 2025 and 2024, filed on November 19, 2025
99.3*	Annual management’s discussion and analysis for the three and nine months ended September 30, 2025, filed on November 19, 2025
99.4*	Certification of interim filings – F. Kwong, CFO (52-109FV2), filed on November 19, 2025
99.5*	Certification of interim filings – C. Kargl-Simard, CEO (52-109FV2), filed on November 19, 2025
99.6*	Press release, filed on November 13, 2025, announcing voting results from the annual and special meeting and welcoming new Norwegian-based board members
99.7*	Press release, filed on October 28, 2025, announcing the appointment of Katy Grant as Senior Vice President, Human Resources & Corporate Sustainability
99.8*	Management proxy materials, request for financial statements, filed on October 22, 2025
99.9*	Form of Proxy, Annual General and Special Meeting to be held on Nov 13, 2025, filed on October 22, 2025
99.10*	Notice of meeting, for the Annual General and Special Meeting to be held on November 13, 2025, filed on October 22, 2025
99.11*	Management information circular, dated October 10, 2025, filed on October 22, 2025
99.12*	Press release, filed on October 14, 2025, announcing the signing of an MOU to acquire the Springer Critical Metals Mine and processing plant in Nevada and intention to list on NASDAQ
99.13*	Press release, filed on October 6, 2025, announcing commencement of construction activities for the exploration decline at the Blue Moon Mine in Mariposa County, California
99.14*	Material change report, filed on October 6, 2025
99.15*	Press release, filed on October 1, 2025, announcing the closing of a C$86.5 million bought-deal public offering
99.16*	Marketing materials related to the short form base shelf prospectus, dated September 25, 2025, filed on September 29, 2025
99.17*	Prospectus supplement to the short form base shelf prospectus dated September 23, 2025, filed on September 26, 2025
99.18*	Consent letter of underwriter's legal counsel, Blake, Cassels & Graydon LLP, filed on September 26, 2025
99.19*	Consent letter of issuer's legal counsel, Bennett Jones LLP, filed on September 26, 2025
99.20*	Underwriting agreement, dated September 26, 2025, filed on September 26, 2025
99.21*	Press release, filed on September 25, 2025, announcing the upsize of the bought-deal public offering to C$75 million
99.22*	Press release, filed on September 24, 2025, announcing a C$60 million bought-deal public offering
99.23*	Business acquisition report, filed on September 23, 2025
99.24*	Receipt of shelf prospectus (NI 44-102), filed on September 23, 2025
99.25*	Consent letter of expert, A. Wheeler, filed on September 23, 2025
99.26*	Consent letter of expert, C. Jacobs, filed on September 23, 2025
99.27*	Consent letter of expert, J. Taylor, filed on September 23, 2025
99.28*	Consent letter of expert, R. Gowans, filed on September 23, 2025
99.29*	Undertaking re breakdown of sales and payment of fees (BC), filed on September 23, 2025
99.30*	Consent letter of expert, A. J. San Martin, filed on September 23, 2025
99.31*	Consent letter of expert, P. Szkilnyk, filed on September 23, 2025
99.32*	Consent letter of expert, S. Wilson, filed on September 23, 2025
99.33*	Final short form prospectus, filed on September 23, 2025
99.34*	Non-issuer's submission to London, United Kingdom, jurisdiction and appointment of agent, Bennett Jones LLP, filed on September 23, 2025
99.35*	Non-issuer's submission to Vestland, Norway, jurisdiction and appointment of agent, filed on September 23, 2025
99.36*	Undertaking to file documents and material contracts, filed on September 23, 2025
99.37*	Auditor's consent letter, KPMG AS, filed on September 23, 2025
99.38*	Auditor's consent letter, Davidson & Company LLP, filed on September 23, 2025
99.39*	Consent letter of issuer's legal counsel, filed on September 23, 2025
99.40*	Notice of the meeting and record date, filed on September 15, 2025
99.41*	Technical report for the Preliminary Economic Assessment of the Blue Moon Mine, Mariposa County, California (NI 43-101), filed on September 12, 2025
99.42*	Consent of qualified person, A. Wheeler (NI 43-101), filed on September 12, 2025
99.43*	Technical report on the mineral resources of the Sulitjelma Project, Norway (NI 43-101), filed on September 12, 2025
99.44*	Annual information form for the financial year ended December 31, 2025, filed on September 12, 2025
99.45*	Consent of qualified person, A. Wheeler (NI 43-101), filed on September 12, 2025
99.46*	Technical report on the Mineral Resources of the Nussir and Ulveryggen Projects, Norway (NI 43-101), filed on September 12, 2025
99.47*	Material change report, filed on September 12, 2025
99.48*	Material document(s) (amended), filed on September 12, 2025
99.49*	Report of exempt distribution excluding schedule 1 of Form 5, filed on September 12, 2025
99.50*	Report of exempt distribution excluding schedule 1 of Form 5, filed on September 12, 2025
99.51*	Consent of qualified person, P. Szkilnyk (NI 43-101), filed on September 12, 2025
99.52*	Consent of qualified person, A. J. San Martin (NI 43-101), filed on September 12, 2025
99.53*	Consent of qualified person, C. Jacobs (NI 43-101), filed on September 12, 2025
99.54*	Consent of qualified person, R. Gowans (NI 43-101), filed on September 12, 2025

99.55*	Consent of qualified person, J. Taylor (NI 43-101), filed on September 12, 2025
99.56*	Consent of qualified person, S. Wilson (NI 43-101), filed on September 12, 2025
99.57*	Receipt of shelf prospectus (NI 44-102), filed on September 12, 2025
99.58*	Qualification certificate, filed on September 12, 2025
99.59*	Preliminary short form prospectus, filed on September 12, 2025
99.60**	Press release, filed on September 4, 2025, announcing the closing of a US$5 million private placement and initial US$12.5 million bridge-loan draw to advance the Nussir Project in Norway
99.61**	Certification of interim filings - C. Kargl-Simard, CEO (52-109FV2), filed on August 27, 2025
99.62**	Certification of interim filings – F. Kwong, CFO (52-109FV2), filed on August 27, 2025
99.63**	Interim financial statements for the three and six months ended June 30, 2025 and 2024, filed on August 27, 2025
99.64**	Annual management’s discussion and analysis for the three and six months ended June 30, 2025, filed on August 27, 2025
99.65**	Press release, filed on August 19, 2025, announcing a project finance package of up to US$140 million from Hartree/Oaktree to advance the Nussir Project in Norway
99.66**	Press release, filed on July 9, 2025, announcing receipt of environmental permits and award of a mining contract for a tunnel extension at NSG in Nordland County, Norway
99.67**	Press release, filed on July 7, 2025, announcing the selection of Worley to prepare an NI 43-101 feasibility study and advance basic engineering for the Nussir Project
99.68**	Press release, filed on July 3, 2025, announcing the appointment of Stephen Eddy as Senior Vice-President, Corporate Development
99.69**	Statement of executive compensation (form 51-102F6V), filed on June 26, 2025
99.70**	Press release, filed on June 26, 2025, announcing the award of a mining contract for portal construction and an exploration decline at the Blue Moon Mine in Mariposa County, California
99.71**	Press release, filed on June 16, 2025, announcing completion of the first blast on the Nussir access portal ahead of schedule
99.72**	Press release, filed on June 5, 2025, announcing that the Nussir Copper Project has received ‘Special Strategic Project’ status from the European Union
99.73**	NI 44-101 notice of intent to qualify, filed on June 4, 2025
99.74**	Interim financial statements for the three months ended March 31, 2025, filed on May 23, 2025
99.75**	Annual management’s discussion and analysis, three months ended March 31, 2025, filed on May 23, 2025
99.76**	Certification of interim filings – C. Kargl-Simard, CEO (52-109FV2), filed on May 23, 2025
99.77**	Certification of interim filings – F. Kwong, CFO (52-109FV2), filed on May 23, 2025
99.78**	Technical report on the Mineral Resources of the Sulitjelma Project, Norway (NI 43-101), filed on May 20, 2025
99.79**	Consent of qualified person, A. Wheeler, (NI 43-101), filed on May 20, 2025
99.80**	Report of exempt distribution excluding schedule 1 of Form 5, filed on May 14, 2025
99.81**	Business acquisition report, filed on May 10, 2025
99.82**	Press release, filed on May 8, 2025, announcing mobilization for underground development at the Nussir Project, a C$1.13 million follow-on investment by the mining contractor and engagement of a market maker
99.83**	Press release, filed on April 21, 2025, announcing the appointment of Boi Linh Doig as Vice-President, Mining
99.84**	Letter from successor auditor, MNP LLP, filed on April 21, 2025
99.85**	Letter from former auditor, Davidson & Company LLP, filed on April 21, 2025
99.86**	Change of auditor notice, filed on April 21, 2025
99.87**	Technical report for the Preliminary Economic Assessment of the Blue Moon Mine, Mariposa County, California (NI 43-101), filed on April 15, 2025
99.88**	Consent of qualified person, P. Szkilnyk (NI 43-101), filed on April 15, 2025
99.89**	Consent of qualified person, S. Wilson (NI 43-101), filed on April 15, 2025
99.90**	Consent of qualified person, A. J. San Martin (NI 43-101), filed on April 15, 2025
99.91**	Consent of qualified person, R. Gowans (NI 43-101), filed on April 15, 2025
99.92**	Consent of qualified person, A. Obeso Muniz (NI 43-101), filed on April 15, 2025
99.93**	Consent of qualified person, C. Jacobs (NI 43-101), filed on April 15, 2025

99.94**	Press release, filed on April 15, 2025, announcing congressional support and BLM approval for an underground exploration program at the Blue Moon critical minerals project in Mariposa County, California
99.95**	Press release, filed on April 15, 2025, announcing graduation to the OTCQX market
99.96**	Certification of annual filings – C. Kargl-Simard, CEO (52-109FV1), filed on April 14, 2025
99.97**	Certification of annual filings – F. Kwong CFO (52-109FV1), filed on April 14, 2025
99.98**	Annual management’s discussion and analysis for the year ended December 31, 2024, filed on April 14, 2025
99.99**	Audited annual financial statements for the years ended December 31, 2024 and 2023, filed on April 14, 2025
99.100**	AB Form 13-501F1 (participation fee), filed on April 14, 2025
99.101**	Press release, filed on April 14, 2025, announcing reinstatement of quotation on the OTCQB following transformational acquisitions
99.102**	Press release, filed on April 10, 2025, announcing Maiden NI 43-101 Sulitjelma Resource estimate
99.103**	Press release, filed on March 18, 2025, announcing Norwegian Ministry decision upholding Nussir operating-license deadline
99.104**	Report of exempt distribution excluding schedule 1 of Form 5, filed on March 17, 2025
99.105**	Material document(s), Investor Rights Agreement, dated March 7, 2025, filed on March 17, 2025
99.106**	Material change report, filed on March 17, 2025
99.107**	Material document(s), Share Purchase Agreement, dated March 6, 2025, filed on March 17, 2025
99.108**	Press release, filed on March 13, 2025, announcing resumption of trading, TSXV Tier 1 graduation and share consolidation completion
99.109**	Press release, filed on March 10, 2025, announcing acquisition of Oyen industrial assets and C$5.25 million follow-on equity investment
99.110**	Report of exempt distribution excluding schedule 1 of Form 5, filed on March 7, 2025
99.111**	Material change report, filed on March 7, 2025
99.112**	Press release, filed on March 3, 2025, announcing results of preliminary economic assessment for Blue Moon VMS deposit
99.113**	Press release, filed on March 3, 2025, announcing proposed share consolidation
99.114**	Press release, filed on February 27, 2025, announcing closing of Norwegian acquisitions and new executive appointments
99.115**	Technical report on the Mineral Resources of the Nussir and Ulveryggen Projects, Norway (NI 43-101), filed on February 27, 2025
99.116**	Consent of qualified person, A. Wheeler (NI 43-101), filed on February 27, 2025
99.117**	Consent of A.J. San Martin, dated January 15, 2026
99.118**	Consent of A. Wheeler, dated January 15, 2026
99.119**	Consent of C. Jacobs, dated January 15, 2026
99.120**	Consent of J. Taylor, dated January 14, 2026
99.121**	Consent of P. Szkilnyk, dated January 15, 2026
99.122**	Consent of R. Gowans, dated January 15, 2026
99.123**	Consent of S. Wilson, dated January 15, 2026
99.124**	Consent letter of Davidson & Company LLP, dated January 15, 2026

* Previously filed.

** Filed herewith.